UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

Results of Extraordinary General Meeting of Shareholders

On November 13, 2024, Mainz Biomed N.V. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). All proposals brought before the holders of the Company’s ordinary shares at such meeting were approved. Minutes announcing the results of the Extraordinary General Meeting are attached hereto as Exhibit 99.1.The final results of each of the agenda items submitted to a vote by the shareholders are as follows:

At the Extraordinary General Meeting, a total of 9,803,128 shares (or 16.83%) of the Company’s issued and outstanding shares of record held as of October 16, 2024, the record date for the Extraordinary General Meeting, were present either in person or by proxy. At the Extraordinary General Meeting, the following proposals were voted on and approved:

1.	To authorize the amendment to the articles of association of the Company to effect a reverse stock split:

Votes For	Votes Against	Abstentions
8,262,897	1,507,091	33,140

This current report on Form 6-K and the exhibit hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibit No.	Exhibit
99.1	Board Minutes Regarding the Extraordinary General Meeting dated November 13, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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